Exhibit 99.3

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December 7, 2022

Re: Notice of Change of Auditor of The Very Good Food Company Inc.

Dear Sir/Madam

We have read the Notice of Change of Auditor (the “Notice”) of The Very Good Food Company Inc. dated December 7, 2022 and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with respect to the Company’s statements in point (c) or (f) of the Notice relating to MNP LLP.

Yours very truly

Chartered Professional Accountants

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